Exhibit 99.1

AirMedia Enters into Amendment No. 2 to Merger Agreement for Going Private Transaction

BEIJING, December 19, 2016 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that on December 19, 2016, it entered into Amendment No. 2 to the Agreement and Plan of Merger (the “Merger Agreement Amendment No. 2”) to amend that certain Agreement and Plan of Merger (the “Merger Agreement”), dated September 29, 2015, as amended, by and among the Company, AirMedia Holdings Ltd. (“Parent”) and AirMedia Merger Company Limited, a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement if the merger contemplated by the Merger Agreement (the “Merger”) has not been completed by December 31, 2016 (the “Termination Date”). The Merger Agreement Amendment No. 2 extends this Termination Date to June 30, 2017. In connection with the proposed Merger, the Company has filed a transaction statement on Schedule 13E-3, a preliminary proxy statement and related materials with the Securities and Exchange Commission, and expects to file an amendment to the Schedule 13E-3 and updated proxy materials with the Securities and Exchange Commission. The amendment to the Schedule 13E-3 will include as exhibits to such filing all amendments to the Merger Agreement.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec’s service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Richard Wu

Chief Financial Officer

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn